Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Niska Gas Storage Partners LLC:

We consent to the use of our reports dated June 14, 2011, with respect to the consolidated balance sheet of Niska Gas Storage Partners LLC (the “Company”) as of March 31, 2011, and the related consolidated statements of earnings and comprehensive income, partners’ equity, and cash flows for the year ended March 31, 2011, and the effectiveness of internal control over financial reporting as of March 31, 2011, incorporated herein by reference in the prospectus.

Our report dated June 14, 2011 contains an explanatory paragraph that states the consolidated financial statements, the balance sheet, and the related statements of earnings and comprehensive income, partners’ equity, and cash flows prior to May 17, 2010 have been prepared on a combined basis of accounting.

(signed) KPMG LLP

Houston, Texas
November 14, 2011